INVESTMENT MANAGERS SERIES TRUST

AMENDED OPERATING EXPENSES LIMITATION AGREEMENT

THIS AMENDED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as May 1, 2011, by and between INVESTMENT MANAGERS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A, as amended from time to time (the “Fund”), and WPS Advisors, Inc. (formerly known as W.P. Stewart & Co., Inc.) (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated November 30, 2009 (the “Investment Advisory Agreement”);

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor;

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses for the Expense Limitation Period (as each term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Advisor to implement those limits; and

WHEREAS, the Advisor and the Trust are parties to the Operating Expenses Limitation Agreement dated as of March 25, 2010 (the “Current Agreement”).

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses.

a.
The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, set forth on Appendix A (the “Annual Limit”).  In the event that the annualized Operating Expenses for the Fund, as accrued each month, exceed the Fund’s Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.  Such payment may include waiving all or a portion of the Advisor’s investment advisory fee.

2.	Definition. For purposes of this Agreement, with respect to the Fund and each Class of shares thereof:

a.
The term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, dividend or interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A) and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

b.
The term “Expense Limitation Period” is defined as the period of time commencing on May 1, 2011 through April 30, 2012, and each subsequent one (1) year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3.           Reimbursement of Fees and Expenses.  Subject to this Paragraph 3, any payments to the Fund (or waivers of fees) by the Advisor pursuant to this Agreement are subject to reimbursement by the Fund to the Advisor, if so requested by the Advisor, to the extent that the current Operating Expenses for the Fund, as accrued each month, are less than the Fund’s Annual Limit.  In no case will the reimbursement amount exceed the total amount of payments (or waivers) made by the Advisor pursuant to this Agreement and will not include any amounts previously reimbursed.  No reimbursement may be paid prior to the Fund’s payment of current Operating Expenses.  The Advisor may seek reimbursement for payments made to the Fund pursuant to the Agreement for a period of three (3) years from the date of payment.  Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided that the Investment Advisory Agreement has not been terminated.  In such event, the Annual Limits for purposes of this Paragraph 3 shall continue to be the amounts listed in Appendix A.

4.           Term.  This Agreement shall become effective on May 1, 2011 (the “Effective Date”) and shall remain in effect through the end of the Expense Limitation Period, and shall automatically renew for an additional one year period following the end of an Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.  As of the Effective Date, this Agreement shall amend and restate the Current Agreement and the Current Agreement will terminate.

5.           Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor.  This Agreement may be terminated by the Advisor, effective at the end of its then current term, without payment of any penalty (a) upon at least sixty (60) days’ written notice prior to the end of any Expense Limitation Period or (b) otherwise with the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate, with respect to the Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.           Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.           Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST	WPS ADVISORS, INC.

By:	By:
Print Name:	Print Name:
Title:	Title:

Appendix A

Fund	Operating Expense Limit

W.P. Stewart & Co. Growth Fund	1.23% of average daily net assets of the Fund